Exhibit 99.1

31 March 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

Announcement of Strategic Review

Termination of R&D Programme

Update on EU GlioKIDS Grant

Directorate Changes

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on delivering innovative oncology and rare disease products to patients announces that, in view of prevailing conditions in the capital markets and the prospects for raising additional funds and partnering of assets, the Board of Midatech is in the process of implementing a strategic review of its operations.

The Company believes the remaining costs to complete the Phase III clinical programme of MTD201 (octreotide sustained release) and manufacturing scale-up at its Bilbao facility are of the order of $30 million. Of this amount, $8.5 million has been raised in loans from the Spanish government. The Board has concluded, in the context of its current cash runway, that the Company is unlikely to conclude a license transaction or raise sufficient funds to continue the required remaining investment in MTD201 on a timely basis. The Board has therefore decided to terminate further inhouse development of the MTD201 programme with immediate effect. The Company will continue to seek licensing partners for this asset.

The Company announced on 5 December 2019 that it has been provisionally awarded a €2.6 million grant under the EU EIC Accelerator SME Instrument to part fund the GlioKIDS trial of MTX110 in DIPG, a terminal childhood brain cancer. Because of a technicality, the EU has not yet confirmed Midatech’s status as an SME, a prerequisite for grant eligibility. The GlioKIDS Phase II trial of MTX110 may be cancelled if the EU grant is not received. The Company will continue the exploratory Phase I study of MTX110 with Columbia University announced on 2 March 2020.

In line with the decision to terminate MTD201, the Board has taken the difficult decision to close the Company’s MTD201 dedicated manufacturing facilities in Bilbao and offer redundancy to all 42 employees. Under Spanish law, the Company will now enter into a period of consultation with its Bilbao based employees. In addition, a further five UK-based employees in clinical research and administrative roles are being offered redundancy.

Following these changes, Midatech’s remaining 20 employees and operations will be concentrated in Cardiff. The Company’s near term goal is to deploy its proprietary drug delivery technologies to formulate a compelling portfolio of novel first-in-class sustained release formulations of products with significant commercial potential for licensing to pharmaceutical company partners at proof of concept stage. The Company has no plans to undertake additional trials in humans unless a license partner or grant funding has been secured.

The Board continues to consider options for extracting value from the Company’s technologies including partnering its existing and upcoming proof of concept formulations and/or partnering a technology.

On the basis of the cost-cutting measures described above, repayment of Spanish government loans, and release of loan deposits, the Company expects to have a cash runway until early 2021 assuming the GlioKIDS grant is received and the MTX110 Phase II trial proceeds.

Craig Cook is stepping down as CEO and resigning as a Director of the Company with immediate effect. He is succeeded by current CFO Stephen Stamp who will have the combined roles of CEO and CFO while the Company concludes its strategic review. In addition, in line with the Company’s streamlined strategy and operations and narrower focus, Dr Huaizheng Peng and Mr Frédéric Duchesne have resigned as Directors with immediate effect.

Commenting, Rolf Stahel, Chairman said: “On behalf of the Board, I would like to place on record our sincere thanks to Dr Craig Cook for his leadership, work and tireless efforts over many years establishing our leading edge technologies and pipeline in the most difficult of circumstances, and wish him every success in the future. We are also fortunate that in Stephen Stamp we have an internal candidate who can take over responsibility as CEO, ensuring continuity and a controlled handover. These are unprecedented times and the decisions we are announcing today regarding MTD201, our Bilbao manufacturing facility, and staff are regrettable but also necessary to give Midatech time to find and deliver a solution for all stakeholders. Unfortunately, recent events have caused us to re-evaluate our strategy and priorities to ensure that we can fulfil the potential of our technologies and pipeline. I must also thank Dr Huaizheng Peng and Mr Frédéric Duchesne for their counsel and support, particularly over these past few months.”

Dr Cook, outgoing Chief Executive Officer of Midatech Pharma, said: "I have been with Midatech Pharma for six years and have enjoyed my time at the company, working with ground breaking technology, a superb team, and a supportive and very capable Board of Directors. We have achieved a great deal together in creating assets as we seek to make a tangible difference for patients suffering from debilitating and lethal diseases. I leave the business with a very skilled and strong leader in Stephen Stamp with an excellent team to support him to deliver value for shareholders and patients alike. The imminent restructuring of the business is painful, and which we tried everything to avoid in these challenging circumstances. The Company would not have achieved what it has without its employee’s dedication and hard work, and I wish those departing Midatech every success in the future.”

Commenting, Stephen Stamp, incoming CEO and CFO said: “Everybody connected with the Company believes our three drug delivery technologies can offer significant improvements in the biodelivery and biodistribution of pharmaceuticals. We have demonstrated that in pre-clinical models and in human studies in both MTD201 and MTX110. Events outside our control have overtaken us and it is truly regrettable that many gifted and dedicated people have lost their jobs. For those of us that remain, our focus now is to extract maximum value for stakeholders from MTX110 and our platform technologies.”

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014.

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO Stephen Stamp, CFO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Joseph Green/ Laine Yonker Tel: (646) 653-7030/ 7035 jgreen@edisongroup.com/ lyonker@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to license its MTD201 product candidate, to receive the grant related to the GlioKIDS study, the length of its cash runway, the ability to successfully license its formulations and to implement the results of its strategic review. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.